UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Intapp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45827U109

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116

(617) 790-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 1 of 8 pages

1	Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 23,957
	8	Shared Voting Power 0
	9	Sole Dispositive Power 23,957
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,957
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 2 of 8 pages

1	Names of Reporting Persons Great Hill Equity Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,703,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,703,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,703,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 3 of 8 pages

1	Names of Reporting Persons Great Hill Partners GP IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,703,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,703,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,703,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 4 of 8 pages

1	Names of Reporting Persons GHP IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,703,064
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,703,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,703,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 5 of 8 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2021 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The 10b5-1 Plan

On March 15, 2024, Great Hill Equity Partners IV, L.P. (“GHEP IV”) and Great Hill Investors, LLC (“GHI” and, together with GHEP IV, the “Great Hill Parties”) entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which the Great Hill Parties may make periodic sales of up to 3,000,000 shares of Common Stock. The amount and timing of sales pursuant to the 10b5-1 Plan, if any, may vary and will be determined based on market conditions, including the market price of the Common Stock, as well as other factors.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

CUSIP No. 45827U109	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 4, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 73,015,313 shares of Common Stock outstanding as of February 29, 2024 and after the March 2024 Offering, as disclosed in the Issuer’s prospectus supplement dated March 4, 2024, filed with the Securities and Exchange Commission on March 6, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	23,957	*	23,957	0	23,957	0
Great Hill Equity Partners IV, L.P.	6,703,064	9.2%	0	6,703,064	0	6,703,064
Great Hill Partners GP IV, L.P.	6,703,064	9.2%	0	6,703,064	0	6,703,064
GHP IV, LLC	6,703,064	9.2%	0	6,703,064	0	6,703,064

* Less than 0.1%

GHI is the record holder of 23,957 shares of Common Stock. GHEP IV is the record holder of 6,670,294 shares of Common Stock. Pursuant to its amended and restated limited partnership agreements, GHEP IV may also be deemed to beneficially own (i) 16,385 shares of Common Stock held of record by Christopher Gaffney, and (ii) 16,385 shares of Common Stock held of record by Derek Schoettle. Each of Christopher Gaffney, who serves as Manager of GHI and GHP IV, and Derek Schoettle, who serves as Growth Partner of Great Hill Partners, L.P., serves on the Issuer’s Board. The amount of shares of Common Stock reported herein as beneficially owned by GHEP IV excludes 5,624 restricted share units granted to, and held directly by, each of Mr. Gaffney and Mr. Schoettle (11,248 restricted share units in the aggregate), where each restricted share unit represents a contingent right to receive one share of Common Stock, because such restricted share units do not vest within sixty days.

GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the managers of GHP IV. Voting and investment determinations with respect to the securities held of record by GHI are made by the managers of GHI. As such, each of the foregoing entities, the managers of GHP IV and the managers of GHI may be deemed to share beneficial ownership of the securities held of record by GHEP IV and GHI. Each of them disclaims beneficial ownership of any such securities, and the filing of this Amendment No. 4 shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

CUSIP No. 45827U109	13D	Page 7 of 8 pages

(c)            None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the 10b5-1 Plan and is incorporated herein by reference. A copy of the 10b5-1 Plan is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
7	10b5-1 Plan, dated March 15, 2024.

CUSIP No. 45827U109	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2024

Great Hill Investors, LLC

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Authorized Signatory

Great Hill Equity Partners IV, L.P.

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Authorized Signatory

Great Hill Partners GP IV, L.P.

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Authorized Signatory

GHP IV, LLC

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Authorized Signatory